As filed with the Securities and Exchange Commission on
                                   May 4, 2000

                                File No. 70-9665

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                      PRE-EFFECTIVE AMENDMENT NO. 2 TO THE
                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                             WESTERN RESOURCES, INC.
                                818 Kansas Avenue
                              Topeka, Kansas 66612

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                  (Name of companies filing this statement and
                     address of principal executive offices)



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                     (Name of top registered holding company
                     parent of each applicant or declarant)

                               Richard D. Terrill
                             Western Resources, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612

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                     (Name and address of agent for service)


                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                          New York, New York 10019-4513




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     Western Resources,  Inc., a Kansas corporation  ("WRI"),  hereby amends and restates this application-declaration on Form U-1 (the "Application"), initially filed on April 19, 2000 and amended and restated on April 28, 2000, with the Securities and Exchange Commission (the "Commission") for the authorization and approval under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), with respect to the acquisition of Westar Generating II, Inc. ("WG"), a wholly owned subsidiary of WRI established for the purpose of operating two combustion turbine generators at a generating facility owned by Kansas Gas and Electric Company (the "GEEC Facility"). WG currently is in the process of constructing two simple-cycle General Electric 7EA-DLN
combustion   turbine  generators  (the  "C-Ts")  that  are  expected  to  become commercially operational on June 1, 2000. Presently, the C-Ts are not operating commercially; therefore, WG is not currently an "electric utility" as defined by
Section 2(a)(3) of the Act. WRI requests authority to acquire all right, title and interest in WG, once the C-Ts become commercially operational, pursuant to Sections 9(a)(2) and 10 of the Act (the "C-T Transaction"). After such acquisition, WRI will claim an exemption as an intrastate holding company over WG pursuant to Section 3(a)(1) of the Act.

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS AND THE PARTIES

     A.   Description of WRI

     WRI is a public utility holding company exempt from all provisions of the Act except Section 9(a)(2) under Section 3(a)(1) pursuant to Rule 2 of the Act. WRI, through its KPL1 division, is engaged in the production, purchase, transmission, distribution and sale of electric energy as well as the transportation and sale of natural gas in the State of Kansas. WRI's assets include security company holdings through its ownership of Protection One, Inc. ("Protection

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1    "KPL" is the trade name for WRI's electric business.





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One"),  which has more than 1.4 million  security  customers  in 48 states.  Its utility operations, conducted through KPL and WRI's subsidiary, Kansas Gas and Electric Company ("KGE"), provide electric service to approximately 628,000 customers in 471 communities in the State of Kansas. Through its ownership interest in ONEOK, Inc., an Oklahoma corporation, WRI has a 45% economic interest2 in the eighth largest natural gas distribution company in the nation, serving more than 1.4 million customers. For the year ended December 31, 1999, WRI reported consolidated revenues of approximately $2,036,158,000. WRI's net income reported for the same period was $12,459,000. Consolidated assets of WRI at December 31, 1999 were $8,008,206,000.

     WRI's subsidiaries include: KGE, a Kansas corporation and wholly owned subsidiary of WRI, providing electric services to customers in the southeastern portion of Kansas, including the Wichita metropolitan area; Westar Generating, Inc., a Kansas corporation and wholly owned subsidiary of WRI, holding interests in electric power plants; WG, a Kansas corporation and wholly owned subsidiary of WRI, established for the purpose of operating the C-Ts at the GEEC Facility; Westar Generating III, Inc., a Kansas corporation and wholly owned subsidiary of WRI, holding interests in electric power plants; The Wing Group, Limited Co., a Delaware corporation and wholly owned subsidiary of WRI, holding interests in foreign power projects; Western Resources (Bermuda) Limited, a Bermuda limited liability company, indirectly holding interests in four power plants in China; Wing Turkey, Inc., a Delaware holding company, owning a power

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2    Comprised  solely of  approximately  9.9% of the voting stock and shares of nonvoting convertible preferred stock of ONEOK. WRI has relied on a no-action letter issued by the Commission's Staff in 1997 for the proposition that ONEOK is not a subsidiary WRI and that WRI does not control ONEOK (Western Resources, Inc., SEC No-Action Letter (Nov. 24,
     1997) (Appendix D)).


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project in  Turkey;  and  Westar  Capital,  Inc.  ("Westar  Capital"),  a Kansas
corporation and wholly owned subsidiary of WRI, a holding company for certain non-regulated business subsidiaries of WRI including, among others, Protection One, a Delaware holding company for monitored security alarm businesses, of which approximately 85% is held by Westar Capital, and Westar Communications, Inc., a Kansas corporation and wholly owned subsidiary of Westar Capital, providing home paging services.

     B.   Description of WG

     WG is a wholly owned subsidiary of WRI that presently is constructing the C-Ts, each of which are expected to be rated for a capacity of approximately 74 MW of net dependable capacity rated at peak conditions, at the GEEC Facility. The C-Ts have been designed for natural gas as a primary fuel and No. 2 fuel oil as backup. It is expected that the C-Ts will commence commercial operation on June 1, 2000. WG, pursuant to a turnkey construction contract, is constructing the C-Ts. WRI's cost associated with the acquisition of WG will be equal to that of the equipment and construction costs incurred by WG. It is anticipated that the cost associated with the construction of the C-Ts and certain related fixtures will be approximately $63 million. In addition, WG initially intends to sell all capacity and energy generated from the C-Ts at a cost- based rate under a power purchase agreement between WRI and WG. The power generated by the C-Ts will be directly connected to KGE's existing electric system through a new buss to be tied to a grid located at the GEEC Facility and will flow across KGE's and WRI's transmission lines.

     C.   Description of the Proposed Transaction.

     WG is a special purpose subsidiary of WRI, established in order to operate the C-Ts at the GEEC Facility. Presently, WG is constructing the C-Ts and expects them to be commercially


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operational on June 1, 2000. Upon such  commencement of commercial  operation of the C-Ts, WG will become an "electric utility" as defined by 2(a)(3) of the Act. Upon consummation of the C-T Transaction described herein, WRI will qualify as an affiliate of WG under the Act. Accordingly, WRI seeks approval under Sections 9(a)(2) and 10 of the Act in advance of such commercial operation of the C-Ts and intends on claiming an exemption as an intrastate holding company over WG pursuant to Section 3(a)(1) of the Act. As discussed above, WRI's cost associated with the acquisition of WG will be equal to that of the equipment and construction costs incurred by WG. It is anticipated that the cost associated with the construction of the C-Ts and certain related fixtures will be approximately $63 million.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of WRI are expected to be paid or incurred, directly or indirectly, in connection with the C-T Transaction described above are estimated as follows:

         Legal Fees.........................................................*

         Miscellaneous......................................................*

                           Total............................................*

         * To be filed by amendment.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     Sections 9(a)(2) and 10 of the Act are directly or indirectly applicable to the C-T Transaction described herein:

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." By virtue of the C-T Transaction


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described herein, upon the commencement of commercial  operation of the C-Ts WRI will qualify as an affiliate of WG under the Act. Accordingly, WRI seeks approval under Sections 9(a)(2) and 10 for the proposed C-T Transaction. WRI believes that the proposed C-T Transaction meets the requirements of Sections 9(a)(2) and 10.

          A.   Section 10(b)(1)

     Section 10(b)(1) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve a transaction unless:

               (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

     Section 10(b)(1) requires a finding that control is "of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." The framers of the Act sought through Section 10(b)(1) to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain combinations. American Electric Power Co., Inc., 46 S.E.C. 1299, 1309 (1978). The C-T Transaction has not created an "excess of concentration and bigness" and will not alter the situation in any respect. WRI does not believe the C-T Transaction will be detrimental to the interests of the public or shareholders. On the contrary, the Kansas Corporations Commission has determined that there is a need for the additional facilities as part of its review of the project under the Kansas Electric Generation Facility Siting Act, KSA ss. 66-1, 158, et seq. (1999).3 Thus, the

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3    Docket No. 99-WSRE-381-EGF (Apr. 30, 1999).



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C-T Transaction does not rise to the level of transaction that the Act's framers were attempting to avoid.

          B.   Section 10(b)(2)

     Section 10(b)(2) provides that a transaction should be approved unless the price paid: is not reasonable or does not bear a fair relation to the sums invested in or the coming capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired.

     Since WG, a wholly owned subsidiary of WRI, is constructing the C-Ts, WRI's cost of the project will be equal to that of the equipment and construction costs. Under the circumstances, the price being paid satisfies the statutory requirement of Section 10(b)(2).

          C.   Section 10(b)(3)

     Section 10(b)(3) directs approval of the transaction unless the

          Commission finds that: (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant ... or will be detrimental to ... the proper functioning of such holding-company system.

     Section 10(c)(1) provides that the Commission may not approve a transaction that is "unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11." Together they relate to the corporate simplification standards of Section 11(b)(2), which require that each registered holding company take the necessary steps to ensure that the corporate or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure of such holding-company system. The intent of these requirements is to assure the financial soundness of the holding-company system, with a proper balance of debt and equity. No such complexities will result from the C-T Transaction.


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          D.   Section 10(c)(1) and 10(c)(2)

     Section 10(c) provides for two distinct findings with respect to a proposed transaction, and both are related to the standards prescribed in Section 11(b).
Section 10(c)(1) requires that the proposed transaction not be "unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of Section 11." Section 8 by its terms applies only to registered holding companies and prohibits such companies from combining electric and gas utilities in a manner that violates state law. Section 11 of the Act relates to the simplification of holding company systems, which was one of the major purposes behind the passage of the Act. The terms of Section 11 are also only directly applicable to registered holding companies. WRI is not a registered holding company and, therefore, does not violate Section 8 and Section 10 of the 1935 Act.

     Section 10(c)(2) is a more specialized provision. It requires that any acquisition not be approved unless the Commission finds that:

          [S]uch  acquisition  will serve the public interest by tending towards
          the   economical   and   efficient   development   of  an   integrated
          public-utility system.

     Section 2(a)(29)(A) defines an "integrated public utility system" as applied to electric utility companies as:

               [A] System consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single area or region in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     The C-Ts will be directly connected to KGE's existing electric system through a new buss to be tied to a grid located at the GEEC Facility. All of the power generated by the C-Ts will


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flow across KGE's and WRI's transmission  lines.  Initially,  WG intends to sell all capacity and energy from the C-Ts at a cost-based rate under a power purchase agreement between WRI and WG.

          E.   Section 10(f)

     Section 10(f) provides that the Commission shall not approve an acquisition unless it appears as though all state laws are satisfied. Except as noted in
Item 4 below, the C-T Transaction does not require any state regulatory approvals and WRI shall undertake to complete the transaction in a manner consistent with the laws of the State of Kansas.

          F.   Section 3(a)(1)

     WRI is currently exempt from all provisions of the Act except Section 9(a)(2). Upon consummation of the C-T Transaction, WRI will continue to be
entitled  to  such  exemption   because  it  and  each  of  its  public  utility
subsidiaries from which it derives a material part of its income will be predominantly intrastate in character and will carry on their businesses substantially within Kansas.

ITEM 4.   REGULATORY APPROVALS

     No federal or state commission, other than this Commission, has jurisdiction over the C-T Transaction as described herein. Both the need for the additional electric generating capacity as well as the physical plant location of the C-Ts were approved by the Kansas Corporations Commission on April 30, 1999 pursuant to the Kansas Electric Generation Facility Siting Act, KSA ss. 66-1, 158 et seq. (1999).

ITEM 5.   PROCEDURE

     It is requested that the Commission issue and publish no later than May 5, 2000, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify


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a date not later than May 30, 2000 as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and that the Commission enter not later than May 30, 2000, an appropriate order granting and permitting this Application to become effective.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          D-1 Kansas Order No. 99-WSRE-381-EGF dated April 30, 1999 approving additional electric generating capacity and the physical plant location of the C-Ts (previously filed)

          F-1       Opinion of Counsel (To be filed by amendment)

          F-2       "Past Tense" Opinion of Counsel (To be filed by amendment)

          G-1       Financial Data Schedule (previously filed)

          H-1       Form of Notice (previously filed)

          H-2 WRI's Annual Report filed on Form 10-K for the year ended December 31, 1999, filed on March 29, 2000 and amended by WRI's 10-K/A filed on April 3, 2000 (File No. 1-3523) and incorporated by reference herein.

     B.   Financial Statements

          FS-1 Consolidated Balance Statement of WRI for the year ended December 31, 1999 (filed on March 29, 2000 and amended by WRI's 10-K/A filed on April 3, 2000 (File No. 1-3523) and incorporated by reference herein).


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          FS-2      WRI's  Consolidated  Statement  of Income for the  Preceding
                    Three Years (filed on March 29, 2000 and amended by WRI's 10-K/A filed on April 3, 2000 (File No. 1-3523) and incorporated by reference herein).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application will result in changes in the operation of WRI that will have an impact on the environment. WRI is not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.


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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned has duly caused this application and declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                                               WESTERN RESOURCES, INC.


                                               By:  /s/ Richard D.  Terrill
                                                  -------------------------
                                               Name:  Richard D. Terrill
                                               Title:   General Counsel


May 4, 2000





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